SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of September, 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Director/PDMR Shareholding

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

Tomkins plc

23 September 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Exercises of Options under the Tomkins Executive Share Option Scheme No.4

Tomkins plc (the "Company") hereby gives notice of the following increases in the beneficial interests in ordinary shares of 9 US cents each in respect of the undermentioned Directors and Persons Discharging Managerial Responsibility, following exercises in London on 22 September 2010 of share options under the Tomkins Executive Share Option Scheme No. 4.

The number of shares acquired and the subscription price of the shares were as follows:-

John Zimmerman - 225,000 (total number of ordinary shares of 9 US cents each acquired at a total subscription price of £576,687.50);

David J. Carroll - 615,000 (shares acquired at subscription price £1,563,312.50);

Terry O'Halloran - 275,000 (shares acquired at subscription price £705,312.50); and

George Stephen Pappayliou - 160,000 (shares acquired at subscription price £410,750.00).

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Denise Burton (Company Secretary)

Tomkins plc

+44 (0)20 8871 4544

END

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  23 September, 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary